 Filed Pursuant to General Instruction II.L of Form F-10
 File No. 333-218076
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated June 29, 2017 (the “accompanying prospectus”) to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada and the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sierra Metals Inc. at 79 Wellington Street West, Suite 2100, Toronto, Ontario M5K 1H1, Telephone (604) 728-2604, and are also available electronically at www.sedar.com and at www.sec.gov.
PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 29, 2017
New IssueOctober 10, 2017
SIERRA METALS INC.
Up to US$55 million
Common Shares
We are qualifying for distribution the offering (the “offering”) of our common shares having an aggregate offering price of up to US$55 million (subject to a maximum of 22,500,000 common shares). We have entered into an Open Market Sale AgreementSM dated October 10, 2017 (the “Distribution Agreement”) with Jefferies LLC, H.C. Wainwright & Co., LLC, Scotia Capital (USA) Inc. and Noble Capital Markets, Inc. (the “Selling Agents”) relating to the common shares offered by this prospectus supplement and the accompanying prospectus. In accordance with the Distribution Agreement, and except as noted below, we may distribute common shares having an aggregate offering price of up to US$55 million through the Selling Agents, as our agents for the distribution of the common shares. The offering is being made only in the United States under a registration statement filed under the U.S. Securities Act of 1933, as amended (the “Securities Act”) on Form F-10 (File No. 333-218076) (the “registration statement”) filed and effective with the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution” beginning on page S-11 of this prospectus supplement for more information regarding these arrangements.
Upon delivery of a placement notice by us, if any, the Selling Agents may sell the common shares in the United States only and such sales will be made by transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”) including, without limitation, sales made directly on the NYSE American Stock Exchange (the “NYSE American”), or on any other existing trading market for the common shares in the United States, or as otherwise agreed between the Selling Agents and us. No common shares will be offered or sold in Canada. The Selling Agents will make all sales using commercially reasonable efforts consistent with their normal sales and trading practices and on mutually agreed upon terms between the Selling Agents and us. The common shares will be distributed at the market prices prevailing at the time of the sale of such common shares. As a result, prices may vary as between purchasers and during the period of distribution. There is no arrangement for funds to be received in escrow, trust or similar arrangement.

In connection with the sale of the common shares on our behalf, the Selling Agents may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and the compensation of the Selling Agents may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Selling Agents against certain liabilities, including liabilities under the Securities Act.
The compensation to the Selling Agents for sales of our common shares under this prospectus will be a minimum of two and one-half percent (2.5%) and a maximum of three percent (3%) of the gross proceeds from the sale of such common shares. See “Plan of Distribution”. The net proceeds, if any, from sales under this prospectus supplement will be used as described under “Use of Proceeds” in this prospectus supplement. The proceeds we receive from sales will depend on the number of common shares actually sold, the offering price of such common shares and the compensation paid to the Selling Agents.
No underwriter or dealer involved in the offering, no affiliate of such an underwriter or dealer, and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, common shares in connection with the offering or effect any other transactions that are intended to stabilize or maintain the market price of the common shares.
Our common shares are listed and posted for trading on the NYSE American, the Toronto Stock Exchange (“TSX”) and the Bolsa de Valores de Lima (the “BVL”) under the symbols “SMTS”, “SMT” and “SMT”, respectively. On October 9, 2017, the last NYSE American trading day prior to the date hereof, the closing price of our common shares on the NYSE American was U.S.$2.57. On October 6, 2017, the last TSX trading day prior to the date hereof, the closing price of our common shares on the TSX was C$3.20. On September 15, 2017, the date of the last transaction in our common shares on the BVL, the closing price of our common shares on the BVL was U.S.$2.87.
NEITHER THE SEC NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE COMMON SHARES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus supplement, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, (“IFRS”). Our financial statements may not be comparable to the financial statements of United States issuers.
Prospective investors should carefully review the tax discussion in this prospectus supplement and should be aware that the purchase of the common shares may have tax consequences in the United States and Canada that may not be fully described in this prospectus supplement.
The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the federal laws of Canada, and all of our executive offices, administrative activities and assets are located outside the United States. In addition, certain of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See “Enforceability of Civil Liabilities” in this prospectus supplement.
An investment in the common shares involves a high degree of risk. You should carefully read the “Risk Factors” section in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein for a discussion of certain considerations relevant to an investment in the common shares offered hereby.
The financial information of the Corporation incorporated by reference herein is presented in U.S. dollars. Unless otherwise noted herein, all references to “$”, “U.S.$”, “United States dollars” or “U.S. dollars” are to the currency of the United States and all references to “C$” are to the currency of Canada.
S-ii

Our head and registered office is located at 79 Wellington Street West, Suite 2100, Toronto, Ontario M5K 1H1. The head office of our Mexican subsidiaries is located at Fernando de Borja No. 100, Col. San Felipe, Chihuahua, C.P. 31203, Mexico. The head office of our Peruvian subsidiaries is located at Av. Pedro de Osma, 450 Barranco, Lima, Perú.
S-iii

Prospectus Supplement
Base Shelf Prospectus dated June 29, 2017
S-iv

S-v

IMPORTANT NOTICE
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the common shares being offered and the method of distribution of those securities and also supplements and updates information regarding us contained in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about the common shares or other securities that may be offered from time to time. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about us to which we refer you in the sections of this prospectus supplement and the accompanying prospectus entitled “Documents Incorporated by Reference”.
You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the common shares only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus and you should not assume otherwise.
ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. Each time we sell our securities under the accompanying prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering including price, the number and type of securities being offered, and the plan of distribution. The shelf registration statement became effective under the rules and regulations of the SEC on July 7, 2017. This prospectus supplement describes the specific details regarding the offering including the price, aggregate value of the common shares being offered, and the placement arrangements. The accompanying prospectus provides general information about us, some of which, such as the section entitled “Plan of Distribution”, may not apply to this offering. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.
We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and applicable Canadian securities legislation, and in accordance therewith, we file reports and other information with the SEC and with the securities regulatory authorities of certain of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, we may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.
The reports and other information filed by us with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement that we filed with respect hereto.
This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying prospectus. See “Documents Incorporated by Reference”.
Copies of reports, statements and other information that we file with the Canadian securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (www.sedar.com).
FINANCIAL INFORMATION AND EXCHANGE RATES
Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of the United States. All references to “C$” or “Canadian dollars” are to the currency of Canada.
The following table sets out certain exchange rates based upon the noon rate published by the Bank of Canada. The rates are set out as United States dollars per C$1.00.
	Years Ended December 31,
	2016	2015
Low	$0.6854	$0.7148
High	$0.7972	$0.8527
Average	$0.7555	$0.7820
End	$0.7448	$0.7225
On October 6, 2017, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily rate, was C$1.00 = $0.7969.
DOCUMENTS INCORPORATED BY REFERENCE
Incorporated by reference in this prospectus supplement is certain information contained in documents filed by us with the securities regulatory authorities in Canada and filed by us with, or furnished by us to, the SEC. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.
You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge by contacting our Corporate Secretary at 79 Wellington Street West, Suite 2100, Toronto, Ontario M5K 1H1, as well as through the sources described under “Additional Information” in the accompanying prospectus.
The following documents are specifically incorporated by reference in and form an integral part of the accompanying prospectus and this prospectus supplement:
(a)
our amended and restated annual information form dated June 29, 2017 in respect of our fiscal year ended December 31, 2016 (the “AIF”);

(b)
our audited consolidated financial statements for our fiscal years ended December 31, 2016 and December 31, 2015, together with the notes thereto and the report of the auditors thereon;

(c)
our management’s discussion and analysis for our fiscal year ended December 31, 2016;

(d)
our unaudited condensed interim consolidated financial statements for the periods ended June 30, 2017 and 2016;

(e)
our management’s discussion and analysis for the periods ended June 30, 2017 and 2016;

(f)
our management information circular dated May 15, 2017 prepared in connection with the annual meeting of our shareholders held on June 14, 2017;

(g)
our amended and restated management information circular dated August 26, 2016 prepared in connection with the special meeting of our shareholders held on September 27, 2016;

(h)
our management information circular dated January 12, 2017 prepared in connection with the special meeting of our shareholders held on February 16, 2017; and

(i)
our material change report dated October 2, 2017 regarding the preparation of an updated mineral resource estimate for our Yauricocha mine (the “Material Change Report”).

Any documents of the type referred to in Section 11.1 of Form 44-101F1 — Short Form Prospectus, if filed by us with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus supplement.
When new documents of the type referred to in the paragraphs above are filed by us with the securities regulatory authorities in Canada during the currency of this prospectus supplement, such documents will be deemed to be incorporated by reference in this prospectus supplement and the previous documents of the type referred to in the paragraphs above will no longer be deemed to be incorporated by reference in this prospectus supplement.
In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. In addition, we may incorporate by reference into this prospectus supplement other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.
Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.
ENFORCEMENT OF CIVIL LIABILITIES
We are incorporated under the federal laws of Canada, and all of our executive offices, administrative activities and assets are located outside the United States. In addition, certain of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.
As a result, you may have difficulty serving legal process within your jurisdiction upon us or certain of our directors or officers, as applicable, or enforcing judgments obtained in courts in your jurisdiction against any of them or the assets of any of them located outside your jurisdiction, or enforcing against them in the appropriate Canadian court judgments obtained in courts of your jurisdiction, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against us or any of our directors or officers, as applicable, based upon the United States federal securities laws.
In the United States, we filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under such Form F-X, we appointed Cogency Global Inc. as our agent.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contains forward-looking information and statements within the meaning of applicable Canadian and United States securities laws (herein referred to as “forward-looking statements”) that involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements or industry results expressed or implied by such forward-looking statements.
All information and statements in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, which are not statements of historical fact may be forward-looking statements. Such statements and information may be identified by looking for words such as “may”, “believe”, “could”, “expect”, “will”, “intend”, “should”, “plan”, “objective”, “predict”, “potential”, “project”, “anticipate”, “estimate”, “suggests”, “continuous” or similar words or the negative thereof or other comparable terminology, including references to assumptions. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements included in this prospectus supplement include, but are not limited to, statements with respect to: the outlook of our business; the competitive environment in which we operate; our business strategy and objectives; our development plans; the ability to meet our current and future obligations; the ability to execute our growth strategy; our management’s assessment of future plans and operations; our intention and ability to pay dividends on the common shares; and the expected use of the proceeds from the sale of common shares under this prospectus supplement.
Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect, including those assumptions listed below and those discussed elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. Some of the assumptions made by us, upon which such forward-looking statements are based, include assumptions about: our business operations continuing on a basis consistent with prior years; our ability to access financing from time to time on favorable terms; the continuation of executive and operating management or the non-disruptive replacement of them on competitive terms; our ability to maintain reasonably stable operating and general administrative expenses; our ability to achieve milestones; market competition; our ability to secure all necessary regulatory approvals; and currency, exchange and interest rates and commodity prices being reasonably stable at current rates.
Forward-looking statements reflect current expectations of our management regarding future events and operating performance as of the date of this prospectus supplement. Such information: involves significant risks and uncertainties; should not be read as guarantees of future performance or results; and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labor disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with our expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in our operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to our properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of our securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to our controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources;

claims under U.S. securities laws; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; and credit risks; the ability to maintain our status as a “foreign private issuer” (“FPI”) (as defined under United States securities laws); and the difficulty in enforcing legal rights. See “Risk Factors”.
Although the forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein are based upon what our management believes to be reasonable assumptions, we cannot assure investors that actual results will be consistent with such information. Forward-looking statements reflect management’s current beliefs and are based on information currently available to us. Readers of this prospectus supplement are cautioned not to place undue reliance on our forward-looking statements because a number of factors, such as those referred to in the paragraphs above, could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements contained in this prospectus supplement. The forward-looking statements are made as of the date of this prospectus supplement and we assume no obligation to update or revise such information to reflect new events or circumstances, except as may be required by applicable law.
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
MINERAL RESERVE AND RESOURCE ESTIMATES
This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC’s Industry Guide 7 under the Securities Act. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of  “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
Accordingly, information concerning mineral deposits contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PROSPECTUS SUPPLEMENT SUMMARY
This summary highlights selected information about this offering and information appearing elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference herein and therein. This summary is not complete and does not contain all the information you should consider before investing in our common shares pursuant to this prospectus supplement and the accompanying prospectus. Before making an investment decision, to fully understand this offering and its consequences to you, you should carefully read this entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein, including the factors described or referred to under “Risk Factors” beginning on page 12 of the accompanying prospectus and the risk factors discussed or referred to in our AIF and Management’s Discussion and Analysis which are incorporated by reference into this prospectus supplement and the accompanying prospectus.
Summary Description of Our Business
We are a mining company focused on the production, exploration and development of precious and base metals in Perú and Mexico. Our strategic focus is to continue being a profitable, low-cost, mid-tier precious and base metals producer. We plan to continue growing our production base through exploration investments within our properties.
We have mining properties at several stages of development and manage our business on the basis of the geographical location of our mining projects. The Peruvian Operation includes the Yauricocha mine, its near-mine concessions and the Peruvian exploration and early stage properties. The Mexican Operation includes the Bolivar mine and the Cusi mine both located in the Chihuahua State, Mexico, their respective near-mine concessions and the Mexican exploration and early stage properties.
For a further description of our business, see the sections entitled “General Development of the Business” and “Description of the Business” in the AIF.
The Offering
Common shares offered by us:	Common shares having an aggregate offering price of up to US$55,000,000 (subject to a maximum of 22,500,000 common shares).
Manner of offering:	Sales of common shares, if any, under this prospectus supplement and the accompanying prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE American or other existing trading markets for the common shares in the United States. No common shares will be offered or sold in Canada. The common shares will be distributed at market prices prevailing at the time of the sale of such common shares. See “Plan of Distribution.”
Use of proceeds:	We plan to use the net proceeds from this offering for general corporate purposes, including debt repayment and/or capital requirements. Please see “Use of Proceeds” on page S-9.
Dividend Policy	We have not paid any dividends on our common shares since the beginning of our most recently completed financial year. While we are not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the CBCA (as defined herein), we do not intend to pay dividends on any of our common shares in the foreseeable future.
Risk factors:	See “Risk Factors” in the accompanying prospectus and the risk factors discussed or referred to in our AIF and Management’s Discussion and Analysis which are incorporated by reference into this prospectus supplement and the accompanying prospectus for a discussion of factors that you should read and consider before investing in the common shares.
Tax considerations:	Purchasing our common shares may have tax consequences in the United States and Canada. This prospectus supplement may not describe these consequences fully for all investors. Investors should read the tax discussion in this prospectus supplement and consult with their tax advisor. See “Material Tax Considerations” on page S-13 .
Listing symbols:	Our common shares are listed for trading on the NYSE American under the symbol “SMTS” and on the TSX and the BVL, in each case under the symbol “SMT”.

SIERRA METALS INC.
The following is a summary of information pertaining to us and does not contain all the information about us that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the prospectus, AIF, financial statements and related notes, that are incorporated by reference into and are considered to be a part of this prospectus supplement.
General
We were incorporated under the Canada Business Corporations Act (the “CBCA”) on April 11, 1996 under the corporate name “Line Islands Exploration Inc.” Our articles were amended by a certificate of amendment dated December 9, 1999 changing our corporate name to “Dia Bras Exploration Inc.” We changed our name to “Sierra Metals Inc.” by a certificate of amendment dated December 5, 2012. On June 19, 2014, our articles were further amended to provide that meetings of our shareholders may be held in (i) Canada, (ii) the United States of America or (iii) any city, municipality or other country in which we do business.
Our outstanding common shares are listed and posted for trading on the NYSE American, the TSX and the BVL under the symbols “SMTS”, “SMT” and “SMT”, respectively.
Our head and registered office is located at 79 Wellington Street West, Suite 2100, Toronto, Ontario M5K 1H1. The head office of our Mexican subsidiaries is located at Fernando de Borja No. 100, Col. San Felipe, Chihuahua, C.P. 31203, Mexico. The head office of our Peruvian subsidiaries is located at Av. Pedro de Osma, 450 Barranco, Lima, Perú.
Corporate Structure
We carry on a significant portion of our business through a number of direct and indirect subsidiaries, as follows:

SIERRA METALS INC.
Dia Bras Mexicana, S.A. de C.V. 100.00% (Mexico)
EXMIN, S.A. de C.V. 99.00% (1) (Mexico)
Dia Bras EXMIN Resources Inc. 100.00% (British Columbia)
Dia Bras Perú S.A.C. 100.00% (Perú)
Servicios de Minería de la Sierra S. de R.L. de C.V. 99.998% (2) (Mexico)
Bolivar Administradores, S.A. de C.V. 99.998% (2) (Mexico)
Sociedad Minera Corona S.A. 81.84% (Perú)
Mexican Operations
Canadian Operations
Peruvian Operations

(1) Dia Bras Mexicana, S.A. de C.V. holds the remaining ownership percentage.

(2) Exmin, S.A. de C.V. holds the remaining ownership percentage.

Summary Description of Business
We are a mining company focused on the production, exploration and development of precious and base metals in Perú and Mexico. Our strategic focus is to continue being a profitable, low-cost, mid-tier precious and base metals producer. We plan to continue growing our production base through exploration investments within our properties.
We have mining properties at several stages of development and manage our business on the basis of the geographical location of our mining projects. The Peruvian Operation includes the Yauricocha mine, its near-mine concessions and the Peruvian exploration and early stage properties. The Mexican Operation includes the Bolivar mine and the Cusi mine both located in the Chihuahua State, Mexico, their respective near-mine concessions and the Mexican exploration and early stage properties.
For a further description of our business, see the sections entitled “General Development of the Business” and “Description of the Business” in the AIF.
Recent Developments
On July 27, 2017, we completed the spin-off of all of the shares of our wholly-owned subsidiary, Cautivo Mining Inc. (“Cautivo”) pursuant to a final prospectus filed by Cautivo with the securities regulatory authorities in each of the provinces and territories of Canada (other than Québec). In connection with the spin-off, Cautivo acquired from us all of the issued and outstanding shares of Plexmar Resources Inc. (“Plexmar”), which indirectly owns the Las Lomas Project in northern Perú, and the advances made by us to Plexmar and its subsidiaries. We effected the spin-off because we believed that the value of the Las Lomas Project was not fully reflected in the market price of our common shares and that the spin-off could unlock the previously unrecognized value of the Las Lomas Project and place it directly into the hands of the our shareholders. We do not consider the properties comprising the Las Lomas Project to be core to our ongoing strategy and such properties have ongoing property maintenance fees and other expenses associated with them.
RISK FACTORS
Investing in our common shares involves a high degree of risk. Prospective purchasers of our common shares should consider carefully the risk factors set out herein and contained in and incorporated by reference in the accompanying prospectus. Discussions of certain risks affecting us in connection with our business are set forth under “Risk Factors” beginning on page 12 of the accompanying prospectus and in our AIF and our other disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of such risks actually occur, our business, financial condition and results of operation could materially suffer. As a result, the trading price of our common shares, could decline, and you might lose all or part of your investment. The risks contained in and incorporated by reference in the accompanying prospectus are not the only risks we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely effect our business, financial condition and results of operations. You should also refer to the other information set forth or incorporated by reference in this prospectus supplement and accompanying prospectus, including our consolidated financial statements and related notes.
USE OF PROCEEDS
The net proceeds from the offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of common shares through the Selling Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Selling Agents under the Distribution Agreement. The Selling Agents will receive a cash fee equal to a minimum of two and one-half percent (2.5%) and a maximum of three percent (3%) of the gross proceeds from the sale of the common shares in connection with the offering. The proceeds we receive from sales will depend on the number of common shares actually sold, the offering price of such common shares and whether and to the extent the maximum selling compensation is paid. We estimate the total expenses of this offering, excluding the fee to be paid to the Selling Agents, will be approximately US$150,000. We intend to use the net proceeds of the offering for general corporate purposes, including debt repayment and/or capital requirements. In accordance with our amended acquisition credit facility with Banco de Credito del Peru (“BCP”), at least 50% of the proceeds which we receive from the offering must be allocated to the mandatory prepayment of the amounts owing to BCP under such facility.
Although we intend to expend the net proceeds from the offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from the sale of the common shares.
CAPITALIZATION
There have been no material changes in our capitalization since June 30, 2017, the date of our most recently filed unaudited condensed interim consolidated financial statements.
DESCRIPTION OF THE COMMON SHARES
The following is a brief summary of the material attributes of our common shares. This summary does not purport to be complete. For full particulars and additional details on the common shares, reference should be made our articles, a copy of which is available electronically on SEDAR at www.sedar.com.
Our authorized capital consists of an unlimited number of common shares without par value. The holders of our common shares are entitled to one vote per share at all meetings of our shareholders. Holders of our common shares are entitled to dividends, if and when declared by our board of directors, and to the distribution of our residual assets in the event of our liquidation, dissolution or winding-up. The common shares do not carry any preemptive, subscription, redemption or conversion rights.
Registration or transfers of the common shares will be made through CDS Clearing and Depository Services Inc., and/or the Depository Corporation Company, each of which holds the common shares on behalf of its participants (i.e., brokers), which in turn may hold the common shares on behalf of their customers.
References in this prospectus supplement and the accompanying prospectus to a holder of common shares means, unless the context otherwise requires, the owner of the beneficial interest in such common shares.
We do not have any liability for: (i) records maintained by a depository relating to the beneficial interests in the common shares or the accounts maintained by such depositary; (ii) maintaining, supervising or reviewing any records relating to such beneficial ownership interests; or (iii) any advice or representation made or given by a depositary and made or given with respect to the rules and regulations of the depositary or any action taken by a depositary or at the direction of the depositary’s participants.
PRIOR SALES
Prior Sales
The following table sets forth information in respect of our common shares that we issued upon the vesting of restricted share units (“RSUs”) granted under our 2015 RSU Plan during the previous twelve month period:
Vesting Date	Number of Common Shares
December 31, 2016	133,334
March 1, 2017	438,038
March 31, 2017	168,100
Total	739,472

The following table sets forth information in respect of the RSUs that we granted under our 2015 RSU Plan during the previous twelve month period:
Grant Date	Number of RSUs
March 31, 2017	1,126,254(1)
Total	1,126,254(1)

(1)
Of the foregoing RSUs, 842,346 RSUs have been cancelled subsequent to the grant date.

Trading Price and Volume
Our common shares are listed and posted for trading on the NYSE American, the TSX and the BVL under the symbols “SMTS”, “SMT” and “SMT”, respectively. The following table sets forth the high and low prices and monthly average trading volume for our common shares on the NYSE American since July 7, 2017 and on the TSX since October 1, 2016.
	NYSE AMERICAN (US$)			TSX (C$)
Calendar Period	High	Low	Average Volume	High		Low		Average Volume
October 2016	n/a	n/a	n/a	C$	2.05	C$	1.70	7,378
November 2016	n/a	n/a	n/a	C$	1.95	C$	1.76	7,973
December 2016	n/a	n/a	n/a	C$	2.10	C$	1.90	25,574
January 2017	n/a	n/a	n/a	C$	2.51	C$	1.95	26,088
February 2017	n/a	n/a	n/a	C$	3.10	C$	2.56	45,761
March 2017	n/a	n/a	n/a	C$	3.67	C$	3.40	40,131
April 2017	n/a	n/a	n/a	C$	3.68	C$	2.90	40,806
May 2017	n/a	n/a	n/a	C$	3.50	C$	3.11	12,090
June 2017	n/a	n/a	n/a	C$	3.63	C$	3.11	55,815
July 2017	$2.78	$2.45	19,286	C$	3.53	C$	3.00	7,048
August 2017	$2.71	$2.37	14,858	C$	3.27	C$	3.02	22,235
September 2017	$2.95	$2.40	40,864	C$	3.65	C$	2.90	29,824
October 2 − 9, 2017(1)	$2.60	$2.55	41,234	C$	3.28	C$	3.18	9,903

(1)
TSX price and volume information is through October 6, 2017.

PLAN OF DISTRIBUTION
We have entered into the Distribution Agreement with the Selling Agents under which we may issue and sell from time to time up to US$55 million of our common shares through the Selling Agents (subject to a maximum of 22,500,000 common shares), as agents, under this prospectus supplement. Sales of the common shares will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, consisting of sales made directly on the NYSE American or other existing trading markets in the United States. Subject to the terms and conditions of the Distribution Agreement and upon instructions from us, the Selling Agents will sell the common shares directly on the NYSE American or other existing trading markets in the United States. We will instruct the Selling Agents as to the number of common shares to be sold by them. If expressly authorized by us, the Selling Agents may also sell common shares in privately negotiated transactions in the United States, subject to any required pre-clearance of any such transactions by the TSX. A Selling Agent will not purchase common shares from us for its own account as principal unless expressly authorized to do so by us, in which case we will enter into a separate agreement with the Selling Agent and supplementally describe such agreement in subsequent disclosure. No common shares will be sold on the TSX or on other trading markets in Canada as at-the-market distributions or otherwise. We or the Selling Agents may suspend the offering of common shares upon proper notice and subject to other conditions. Common shares sold pursuant to the Distribution Agreement will be sold through only one of the Selling Agents on any given day.
To compensate the Selling Agents for their services in acting as agents in the sale of common shares, we will pay a cash commission of a minimum of two and one-half percent (2.5%) and a maximum of three percent (3%) of the gross proceeds of sales made pursuant to the Distribution Agreement. We estimate that the total expenses that we will incur for the offering (including fees payable to stock exchanges, securities regulatory authorities and our counsel and our auditors, but excluding compensation payable to the Selling Agents under the terms of the Distribution Agreement and the fees and disbursements of legal counsel to the Selling Agents) will be approximately US$150,000, which costs will be borne by us. We have also agreed to reimburse the Selling Agents for certain specified expenses.
Each Selling Agent will provide written confirmation to us following the close of trading on the NYSE American on each day in which common shares are sold through it as Selling Agent under the Distribution Agreement. Each confirmation will include the number of common shares sold through it as Selling Agent on that day, the gross sales price per share, the net proceeds to us and the compensation payable by us to the Selling Agent.
Settlement for sales of the common shares are expected to occur on the second trading day following the date on which any sales are made, or on such other date as is industry practice for regular-way trading, in return for payment of the net proceeds to us.
In connection with the sale of the common shares on our behalf, the Selling Agents may be deemed to be “underwriters” within the meaning of the Securities Act, and the compensation of the Selling Agents may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Selling Agents against certain civil liabilities, including liabilities under the Securities Act.
The offering of common shares pursuant to the Distribution Agreement will terminate upon the issuance and sale of all common shares subject to the agreement by the Selling Agents. We and the Selling Agents may also terminate the Distribution Agreement under the circumstances specified in the Distribution Agreement.
The Selling Agents and their respective affiliates have previously and may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they have received and may in the future receive customary fees. No underwriter or dealer involved in the offering, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, shares in connection with the offering or effect any other transactions that are intended to stabilize or maintain the market price of the shares. To the extent required by Regulation M under the Exchange Act, the Selling Agents will not engage in any market making activities involving our common shares while the offering is ongoing under this prospectus supplement.
This prospectus supplement and the accompanying prospectus in electronic format may be made available on websites maintained by the respective Selling Agents, and the respective Selling Agents may distribute this prospectus supplement and the accompanying prospectus electronically.
Selling Restrictions Outside of the United States
Other than in the United States, no action has been taken by us that would permit a public offering of the common shares offered by this prospectus supplement in any jurisdiction outside the United States where action for that purpose is required. The common shares offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such units be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any common shares offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

MATERIAL TAX CONSIDERATIONS
Material U.S. Federal Income Tax Considerations
The following is a discussion of the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of our common shares by U.S. Holders (as defined below). No rulings have been or will be sought from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax issues discussed herein, and, as a result, there can be no assurance that the IRS will not successfully challenge the conclusions herein. The discussion herein is not exhaustive of all possible U.S. federal income tax considerations applicable to the ownership of our common shares.
The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder, IRS rulings and official pronouncements, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretations, which could affect the accuracy of the statements and conclusions set forth below. Sierra undertakes no obligation to update or otherwise revise the following discussion.
The following discussion applies only to U.S. Holders that hold our common shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any U.S. federal estate and gift or alternative minimum tax consequences, U.S. state or local, or non-U.S. tax consequences to any particular investor, or the tax consequences to persons subject to special treatment under U.S. federal income tax laws, such as:
•
banks and certain other financial institutions;

•
insurance companies;

•
regulated investment companies;

•
real estate investment trusts;

•
partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•
dealers or traders in securities or currencies;

•
brokers;

•
traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•
tax-exempt or governmental organizations, retirement plans, individual retirement accounts and other tax-deferred accounts;

•
persons that acquire our common shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•
persons deemed to sell our common shares under the constructive sale provisions of the Code;

•
persons that hold our common shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•
persons who own, actually or under applicable attribution rules, 10% or more of our common shares;

•
persons who are former citizens or former long-term residents of the United States (U.S. expatriates); or

•
persons subject to the alternative minimum tax,

all of whom may be subject to tax rules (and consequences) that differ significantly from those described herein.

As used in this discussion, a “U.S. Holder” is any beneficial owner of our common shares that is for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules);

•
a corporation (including an entity classified as an association subject to tax as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust if  (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in place to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) considering the acquisition of our common shares should consult such person’s own tax advisors regarding the U.S. federal income tax consequences to such person of the acquisition, ownership and disposition of our common shares by the partnership.
Taxation of Distributions
Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions paid by us to a U.S. Holder with respect to our common shares generally will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will be includible in a U.S. Holder’s gross income in accordance with the U.S. Holder’s method of accounting. U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to dividends they receive from us. Dividends received with respect to our common shares generally will be treated as foreign-source “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes. However, as described below in “—Foreign Tax Credit Limitations,” all or a portion of such dividends could be treated as U.S.-source income.
Dividends to a U.S. Holder in excess of our earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in our common shares and will reduce (but not below zero) such basis (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of our common shares). A distribution in excess of earnings and profits and the U.S. Holder’s tax basis in our common shares will be treated as gain from the sale or exchange of such common shares, the consequences of which are described below under “—Taxation of Sale, Exchange or Other Taxable Disposition of Common Shares.”
Dividends received from us by a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income” currently taxable to such U.S. Individual Holder at preferential capital gain tax rates (20% under current law, plus a 3.8% “Medicare tax” as described in the section below titled, “3.8% Medicare Tax on Unearned Income”) provided that (i) we are a “qualified foreign corporation”; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year; (iii) the U.S. Individual Holder has owned our common shares for more than 60 days during the 121-day period beginning 60 days before the date on which the common shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common shares); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our common shares, which are listed on the NYSE American, are considered to be readily tradable on an established securities market in the United States as a result of such listing. There can be no assurance, however, that our common shares will be considered readily tradable on an established securities market in later years.
There is also no assurance that any dividends paid on our common shares will be eligible for taxation at preferential capital gains tax rates in the hands of a U.S. Individual Holder, and any dividends paid on common shares that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. U.S. Individual Holders should consult their tax advisors regarding the availability of the preferential rates applicable to qualified dividend income for any dividends we pay with respect to our common shares.
Taxation of Sale, Exchange or Other Taxable Disposition of Common Shares
Subject to the PFIC rules discussed below, upon the sale, exchange or other taxable disposition of our common shares, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in such shares. A U.S. Holder’s adjusted tax basis in our common shares will generally equal the cost of such shares, reduced by any dividends treated as a tax-free return of capital as discussed above under “— Taxation of Dividends.” Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the common shares exceeds one year on the date of the sale or disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains (20% under current law, plus a 3.8% “Medicare tax” as described in the section below titled, “3.8% Medicare Tax on Unearned Income”). A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.
In general, a non-U.S. corporation is a PFIC for any taxable year in which either:
•
at least 75% of its gross income (including its proportionate share of the gross income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of such corporation’s stock) for such taxable year consists of certain types of passive income (e.g., dividends, interest, capital gains, royalties and, the excess of gains over losses from sales of commodities); or

•
at least 50% of the average value of its assets (including its proportionate share of the assets of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of such corporation’s stock) is attributable to assets that produce, or are held for the production of, passive income.

If we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to adverse rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any dividends received by the U.S. Holder on our common shares in a taxable year in excess of 125% of the average annual dividends received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares); and (ii) any gain realized on the sale, exchange or other disposition of our common shares. In addition, the U.S. Holder would be required to file an annual report with the IRS.
Under the special rules applicable to PFICs:
•
any excess distribution (as described above) or gain would be allocated ratably over the U.S. Holder’s aggregate holding period for our common shares;

•
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Based on the nature of our current business activities, we do not believe that we were a PFIC for our 2016 fiscal year. There can be no assurance that we will not be considered a PFIC for any taxable year, however. If we were to be treated as a PFIC for any taxable year, a U.S. Holder may be able to make certain elections with respect to our common shares to mitigate the tax consequences of PFIC status, such as a “Qualified Electing Fund” (“QEF”) election or a “mark-to-market” election. If a U.S. Holder timely makes a QEF election, such U.S. Holder generally would be required to include in income on a current basis such U.S. Holder’s pro rata share of our ordinary income and net capital gains. In order for a U.S. Holder to be able to make a QEF election, such U.S. Holder will need certain information from us. There is no assurance, however, that we will have such information, or that we will be able to obtain this information. Each U.S. Holder should consult such U.S. Holder’s own tax advisor regarding the availability and tax consequences of a QEF election with respect to our common shares or with respect to any lower-tier PFIC that we may own, in light of such U.S. Holder’s particular circumstances.
If we are a PFIC for any taxable year during which a U.S. Holder owns our common shares, such U.S. Holder will also be able to mitigate the adverse impact of the rules applicable to “excess distributions” or gains described above if our common shares are “marketable” and a U.S. Holder makes a timely “mark-to-market” election with respect to our common shares. Our common shares will be “marketable” stock so long as, for example, they remain regularly traded on a national securities exchange such as the NYSE American. If a U.S. Holder were eligible to make a “mark-to-market” election with respect to our common shares and this election is made in a timely fashion, the U.S. Holder will generally recognize as ordinary income or ordinary loss the difference between the fair market value of our common shares on the last day of any taxable year and such U.S. Holder’s adjusted tax basis in our common shares. Any ordinary income resulting from this election will generally be taxed at ordinary income rates. Any ordinary losses will be deductible only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. A U.S. Holder’s adjusted tax basis in our common shares will be adjusted to reflect any such income or loss. Any gain recognized on the sale or other disposition of our common shares in a year when we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount previously included as ordinary income as a result of the mark-to-market election).
Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the default PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any of our subsidiaries that are treated as PFICs.
Each U.S. Holder should consult with such U.S. Holder’s own tax advisor regarding the applicability and potential advantages and disadvantages of making a “mark-to-market” election with respect to our common shares if we are or become a PFIC, including the tax issues raised by lower-tier PFICs that we may own and the procedures for making such an election.
The PFIC rules are very complex and are not described completely herein. U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules and the tax consequences of such rules to such U.S. Holders, in light of their particular circumstances.
Controlled Foreign Corporation Rules
If a U.S. person owns actually or constructively at least 10% of the voting stock of a non-U.S. corporation, such U.S. person is considered a “U.S. Shareholder” with respect to the non-U.S. corporation. If U.S. Shareholders in the aggregate own more than 50% of the voting power or value of the stock of such non-U.S. corporation, the non-U.S. corporation will be classified as a “controlled foreign corporation” (a “CFC”). If the corporation qualifies as a CFC for an uninterrupted period of 30 days or more during the taxable year, the U.S. Shareholders of the CFC would generally be subject to current U.S. federal income tax on certain types of income of the non-U.S. corporation (e.g., dividends, interest, certain rents and royalties, gain from the sale of property producing such income, certain income from sales and services), regardless of cash distributions from the non-U.S. corporation. Additionally, gain on the sale of the CFC’s stock by a U.S. Shareholder (during the period that the corporation is a CFC and thereafter for a five-year period) would be classified in whole or in part as a dividend.

Based upon the ownership of our common shares, we do not believe that we were a CFC for our 2016 fiscal year. There can be no assurance that we will not be considered a CFC for any taxable year with respect to a U.S. Holder, however. If we are classified as a CFC, U.S. Holders who own, actually or under applicable attribution rules, 10% or more of our common shares may be subject to adverse U.S. federal income tax consequences as a result of owning or disposing of our common shares.
The rules governing CFCs are complex and not described completely herein. U.S. Holders should consult their own tax advisors regarding the consequences of holding and disposing of shares in a CFC, in light of their particular circumstances.
Foreign Tax Credit Limitations
U.S. Holders may be subject to Canadian withholding tax on distributions paid with respect to our common shares. Subject to certain conditions and limitations, including any applicable foreign tax credit limitations, such withholding taxes may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If we are a U.S.-owned foreign corporation for purposes of Section 904(h) of the Code, then in computing a U.S. Holder’s foreign tax credit limitation at least a portion of the dividends paid with respect to our common shares may be U.S.-source income if more than a de minimis amount of our earnings and profits out of which the dividends are paid is from sources within the United States. A U.S. Holder may be unable to determine what portion of a dividend from us is treated as foreign-source income for foreign tax credit purposes. To the extent that a U.S. Holder is unable to establish that all or any portion of a dividend from us is foreign-source income, the value of any potential foreign tax credit attributable to foreign withholding taxes on our dividends could be limited. In addition, foreign taxes may not be eligible for credit to the extent they could have been reduced pursuant to the U.S.-Canada income tax treaty.
The rules governing foreign tax credits are complex and are not described completely herein. U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances.
3.8% Medicare Tax on Unearned Income
Certain U.S. Holders that are individuals, trusts or estates will be subject to an additional 3.8% Medicare tax on unearned income, which generally will include dividends received and gain recognized with respect to our common shares. For U.S. Individual Holders, the additional Medicare tax applies to the lesser of  (i) “net investment income”; or (ii) the excess of  “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals a holder’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of this additional Medicare tax in light of their particular circumstances.
Information Reporting and Backup Withholding
Distributions paid with respect to our common shares and proceeds from a sale, exchange or redemption of our common shares made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or that is a corporation or entity that is otherwise exempt from backup withholding. U.S. Holders who are exempt from backup withholding should still complete IRS Form W-9 to avoid possible erroneous backup withholding. U.S. Holders of our common shares should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

In addition, individual citizens or residents of the United States who hold certain “specified foreign financial assets” that exceed certain thresholds (the lowest being holding specified foreign financial assets with an aggregate value in excess of: (i) $50,000 on the last day of the tax year; or (ii) $75,000 at any time during the tax year) are required to report information relating to such assets unless those assets are held in an account at a financial institution. Under certain circumstances, an entity may be treated as an individual for purposes of these rules. The definition of  “specified foreign financial assets” includes stocks and securities issued by non-U.S. persons and interests in foreign entities. Accordingly, U.S. Individual Holders may be subject to these reporting requirements and may be required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) unless their shares of our common shares are held in an account at a financial institution. Significant penalties may apply for failure to satisfy the reporting obligations described above.
Furthermore, U.S. Holders may be required to annually file “FinCEN Report 114, Report of Foreign Bank and Financial Accounts” with the U.S. Department of Treasury. Other reporting obligations could be applicable, and U.S. Holders should consult with their own tax advisors regarding their reporting obligations, if any, as a result of their purchase, ownership or disposition of our common shares.
Foreign Account Tax Compliance Act (“FATCA”)
As a result of FATCA, the related intergovernmental agreement between the United States and Canada (the ”Canadian IGA”) and any applicable Canadian legislation or regulations implementing the Canadian IGA, holders of our common shares may be required to provide information and tax documentation regarding their tax identities as well as that of their direct and indirect owners, which may be reported by us to the Canada Revenue Agency, and ultimately, the IRS. If we fail to comply with the foregoing requirements, then a 30% withholding tax will likely be imposed on (i) certain U.S.-source payments (e.g., dividends, interest) that we receive; and (ii) effective January 1, 2019, the gross proceeds from our disposition of property that could give rise to U.S.-source interest or dividends.
We intend to comply with any FATCA reporting and other obligations to the Canada Revenue Agency and under the Canadian IGA, and accordingly we do not anticipate that we will be subject to withholding tax as a result of FATCA. Holders of our common shares should be aware, however, that if we become subject to FATCA withholding tax, this will likely reduce the amount of cash available for distribution by us, and may also materially impact the value of our common shares.
THE FOREGOING DISCUSSION DOES NOT COVER ALL U.S. TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. PROSPECTIVE U.S. HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCE.
Canadian Federal Income Tax Considerations
The following is a summary, as of today’s date, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) that generally apply to an investor who acquires common shares pursuant to this prospectus supplement and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length and is not affiliated with the Corporation, (ii) acquires and holds common shares as capital property (iii) is not, and is not deemed to be, a resident of Canada at any time, and (iv) does not use or hold the common shares in carrying on a business in Canada or a s a part of an adventure in the nature of trade (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.
The common shares will generally be considered to be capital property to a Non-Resident Holder provided that the Non-Resident Holder does not hold or use, or is not deemed to hold or use, the common shares in the course of carrying on a business of trading or dealing in securities and such Non-Resident Holder has not acquired or been deemed to have acquired the common shares in one or more transactions considered to be an adventure or concern in the nature of trade.

The term “Qualifying US Person”, for the purposes of this summary, means a person who, for the purposes of the Canada-United States Income Tax Convention (1980) (the “Treaty”), is at all relevant times a resident of the United States, and is a “qualifying person” within the meaning of the Treaty. A Non-Resident Holder who is a Qualifying US Person, and who does not use or hold, and is not deemed to use or hold, the common shares in connection with carrying on a business in Canada through a permanent establishment in Canada is referred to as a “US Holder” for the purposes of this summary. Where, under the taxation law of the United States, an amount of income, profit or gain is considered to be derived by a Qualifying US Person through a fiscally transparent entity (including a limited liability company) which may hold common shares, such a Qualifying US Person may be entitled to benefits under the Treaty with respect to such an amount in certain circumstances. US Holders and other affected Qualifying US Persons are urged to consult with their own tax advisors to determine their entitlement to benefits under the Treaty based on their particular circumstances.
This summary is based upon the current provisions of the Treaty, the Tax Act and the regulations thereunder (the “Regulations”) and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof  (collectively, the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. No representations with respect to the income tax consequences to any particular holder are made. Accordingly, prospective investors should consult their own tax advisors with respect to their own particular circumstances.
Currency Conversion
For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares, including dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant exchange rate quoted by the Bank of Canada on the effective date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.
Disposition of common shares
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the common shares, unless the common shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder. As long as the shares are listed on a designated stock exchange (which currently includes the TSX), the common shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation, and (b) more than 50% of the fair market value of the common shares was derived directly or indirectly from, or from any combination of, real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options in respect of, interests in or civil law rights in, such properties whether or not it exists.

If the common shares are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such shares will be subject to Canadian federal income tax subject to any relief from such taxation provided by the terms of an applicable income tax treaty or convention between Canada and the country of residence of such Non-Resident Holder.
A Non-Resident Holder whose shares are taxable Canadian property should consult their own advisors.
Dividends on Common Shares
Under the Tax Act, dividends on shares paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Under the Treaty, a US Holder will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. This rate is reduced to 5% in the case of a US Holder that is the beneficial owner of the dividends and that is a company that owns at least 10% of the voting stock of the Corporation. In addition, under the Treaty, dividends may be exempt from Canadian withholding tax if paid to certain US Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are generally exempt from income tax in the United States and that have complied with specific administrative procedures.
INTERESTS OF EXPERTS
Certain technical information relating to the Yauricocha mine, contained in the Material Change Report, which document is incorporated by reference herein, was prepared by, under the supervision of, or reviewed and approved by, as applicable, Matthew Hastings, MSc Geology, MAusIMM (CP), Gordon Babcock, P.Eng., our Chief Operating Officer, Americo Zuzunaga, MAusIMM CP (Mining Engineer), our Vice President of Corporate Planning and Augusto Chung, FAusIMM CP (Mettallurgist), one of our consultants, serving as our Vice President of Metallurgy.
Other than 31,147 of our common shares and 265,221 of our restricted share units held by Gordon Babcock, each of the aforementioned persons held, directly or indirectly, either less than 1% or none of our securities or of the securities of any of our associates or affiliates, at or following the time when they prepared, supervised the preparation of, or reviewed and approved, as applicable, the technical information contained in the Material Change Report, and either did not receive any or received less than a 1% direct or indirect interest in any of our securities or of the securities of any of our associates or affiliates in connection with the preparation, supervision of the preparation, or review and approval, of such technical information.
LEGAL MATTERS
Certain legal matters relating to the issue and sale of the common shares offered hereby will be passed upon by Baker & McKenzie LLP on our behalf. Certain legal matters in connection with the offering will be passed on for the Selling Agents by Morgan, Lewis & Bockius LLP, New York, New York as to U.S. legal matters and Stikeman Elliott LLP, Toronto, Ontario, as to Canadian legal matters. As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 — Annual Information Form) of each of Baker & McKenzie LLP, Morgan, Lewis & Bockius LLP and Stikeman Elliott LLP, respectively, beneficially own, directly or indirectly, less than 1% of our common shares or the securities of any of our associates or affiliates.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The documents incorporated by reference into this prospectus supplement and the accompanying prospectus have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the U.S. registration statement of which this prospectus supplement and the accompanying prospectus form a part: (i) the documents referred to under the heading “Documents Incorporated by Reference” in this prospectus supplement and in the accompanying prospectus; (ii) consents of auditors, engineers and legal counsel; (iii) powers of attorney; and (iv) the form of Distribution Agreement.
WHERE YOU CAN FIND MORE INFORMATION
We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. These documents are also available through the Internet on SEDAR which can be accessed at http://www.sedar.com.

CERTIFICATE OF THE CORPORATION
Dated: October 10, 2017
The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.
(Signed) Igor Gonzales	(Signed) Ed Guimaraes
Chief Executive Officer	Chief Financial Officer
On Behalf of the Board of Directors
(Signed) Alberto Arias	(Signed) Douglas Cater
Director	Director
C-1

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This preliminary short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this preliminary short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sierra Metals Inc. at 79 Wellington Street West, Suite 2100, Toronto, Ontario M5K 1H1, Telephone (604) 728-2604, and are also available electronically at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
New Issue	June 29, 2017
Sierra Metals Inc.
C$75,000,000
Common Shares
Warrants
Units
Subscription Receipts

This short form base shelf prospectus (“Prospectus”) relates to the offering for sale by Sierra Metals Inc. (“Sierra” or the “Corporation”) from time to time, during the 25-month period that this Prospectus, including any amendments or supplements thereto, remains valid, of up to C$75,000,000 in the aggregate of: (i) common shares (“Common Shares”) in the capital of Sierra; (ii) warrants (“Warrants”) to purchase other Securities (as defined below) of Sierra; (iii) units (“Units”) consisting of one or more of the other Securities, and (iv) subscription receipts (“Subscription Receipts” and together with the Common Shares, Warrants and Units, the “Securities”). The Securities may be offered separately or together, in amounts, at prices and on terms determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The Corporation is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Sierra prepares its financial statements, which are incorporated by reference in this Prospectus, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and such financial statements are subject to Canadian auditing and auditor independence standards. The Corporation’s financial statements may not be comparable to the financial statements of United States issuers.
The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because Sierra is a corporation existing under the federal laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, certain of the directors and officers of the Corporation are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See “Enforceability of Civil Liabilities”.
Prospective investors should be aware that the purchase of the Securities may have tax consequences in the United States and Canada that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax adviser.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement containing the specific terms of any Securities will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
The specific terms of any Securities offered will be described in a Prospectus Supplement, including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other specific terms; (iii) in the case of Units, the number of Units offered, the offering price, the designation, number and terms of the other Securities comprising the Units, and any other specific terms; and (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.
Sierra may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by Sierra for the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that Sierra will receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to Sierra. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
Unless otherwise specified in a Prospectus Supplement, the offerings are subject to approval of certain legal matters by Baker & McKenzie LLP on behalf of the Corporation.
In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution” (as such term is defined in National Instrument 44-102 — Shelf Distributions of the Canadian Securities Administrators (“NI 44-102”)), the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.
The issued and outstanding Common Shares are listed and posted for trading on each of the Toronto Stock Exchange (the “TSX”) and the Peruvian Bolsa de Valores de Lima (the “BVL”) under the symbol “SMT”. On June 28, 2017, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$3.25 and on the BVL was US$2.29.
Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.
An investment in the Securities involves a high degree of risk. You should carefully read the “Risk Factors” section of this Prospectus for a more complete discussion of these risks.
No person is authorized by Sierra to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder.
No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents hereof.
Sierra’s head and registered office is located at 79 Wellington Street West, Suite 2100, Toronto, Ontario M5K 1H1. The head office of the Corporation’s Mexican subsidiaries is located at Fernando de Borja No. 100, Col. San Felipe, Chihuahua, C.P. 31203, Mexico. The head office of the Corporation’s Peruvian subsidiaries is located at Av. Pedro de Osma, 450 Barranco, Lima, Perú.

ABOUT THIS PROSPECTUS
Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. References to this “Prospectus” include documents incorporated by reference herein. Sierra has not authorized anyone to provide any information that is different. The information in or incorporated by reference into this Prospectus is current only as of the date of this Prospectus or the date on the front of such other documents. It should not be assumed that the information contained in this Prospectus is accurate as of any other date. Sierra is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law.
Before purchasing any Securities, prospective investors should carefully read both this Prospectus and any accompanying Prospectus Supplement prepared by Sierra, together with the additional information described under the headings “Documents Incorporated by Reference” and “Additional Information”.
When used in this Prospectus and in any Prospectus Supplement, the terms “Sierra” and “the Corporation” refer to Sierra Metals Inc. and its material subsidiaries, unless otherwise specified or the context otherwise requires. The term “management” in this Prospectus means those persons acting, from time to time, in the capacities of President and Chief Executive Officer and Chief Financial Officer of Sierra. Any statements in this Prospectus made by or on behalf of management are made in such persons’ capacities as officers of Sierra and not in their personal capacities.
Sierra may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate amount of C$75,000,000. This Prospectus provides a general description of the Securities that Sierra may offer. All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of those Securities to which the Prospectus Supplement permits.
FINANCIAL INFORMATION AND EXCHANGE RATES
Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of the United States. All references to “C$” or “Canadian dollars” are to the currency of Canada.
The following table sets out certain exchange rates based upon the noon rate published by the Bank of Canada. The rates are set out as United States dollars per C$1.00.
	Years Ended December 31,
	2016	2015
Low	$0.6854	$0.7148
High	$0.7972	$0.8527
Average	$0.7555	$0.7820
End	$0.7448	$0.7225
On June 28, 2017, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily rate, was C$1.00 = $0.7657.
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This Prospectus contains forward-looking information and statements within the meaning of applicable Canadian securities laws (herein referred to as “forward-looking statements”) that involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements or industry results expressed or implied by such forward-looking statements.
All information and statements in this Prospectus which are not statements of historical fact may be forward-looking statements. Such statements and information may be identified by looking for words such as “may”, “believe”, “could”, “expect”, “will”, “intend”, “should”, “plan”, “objective”, “predict”,

“potential”, “project”, “anticipate”, “estimate”, “suggests”, “continuous” or similar words or the negative thereof or other comparable terminology, including references to assumptions. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements included in this Prospectus include, but are not limited to, statements with respect to: the outlook of the business of Sierra; the competitive environment in which Sierra operates; the business strategy and objectives of Sierra; development plans of Sierra; Sierra’s ability to meet its current and future obligations; Sierra’s ability to execute its growth strategy; management’s assessment of future plans and operations; the intention and ability of Sierra to pay dividends on the Common Shares; the terms of the Securities and any offering made under this Prospectus; the plan of distribution of any Securities; the filing of and matters to be set out in one or more Prospectus Supplements; and the expected use of the proceeds from the sale of Securities under this Prospectus.
Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect, including those assumptions listed below and those discussed elsewhere in this Prospectus. Some of the assumptions made by Sierra, upon which such forward-looking statements are based, include assumptions about: the business operations of Sierra continuing on a basis consistent with prior years; the ability of Sierra to access financing from time to time on favourable terms; the continuation of executive and operating management or the non-disruptive replacement of them on competitive terms; the ability of Sierra to maintain reasonably stable operating and general administrative expenses; the ability of Sierra to achieve milestones; market competition; the ability of Sierra to secure all necessary regulatory approvals; and currency, exchange and interest rates and commodity prices being reasonably stable at current rates.
Forward-looking statements reflect current expectations of management regarding future events and operating performance as of the date of this Prospectus. Such information: involves significant risks and uncertainties; should not be read as guarantees of future performance or results; and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Corporation’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Corporation’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Corporation’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Corporation’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; claims under U.S. securities laws; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; and credit risks; the ability of Corporation to maintain its status as a “foreign private issuer” (“FPI”) (as defined under United States securities laws); the lack of trading history for the Common Shares in the United States and the difficulty in enforcing legal rights. See “Risk Factors”.
Although the forward-looking statements contained in this Prospectus are based upon what Sierra’s management believes to be reasonable assumptions, Sierra cannot assure investors that actual results will be consistent with such information. Forward-looking statements reflect management’s current beliefs and are based on information currently available to Sierra. Readers of this Prospectus are cautioned not to place undue reliance on Sierra’s forward-looking statements because a number of factors, such as those referred to in the paragraphs above, could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements contained in this Prospectus. The forward-looking statements are made as of the date of this Prospectus and Sierra assumes no obligation to update or revise such information to reflect new events or circumstances, except as may be required by applicable law.
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
MINERAL RESERVE AND RESOURCE ESTIMATES
This Prospectus has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC’s Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of  “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
Accordingly, information concerning mineral deposits contained in or incorporated by reference into this Prospectus may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
ADDITIONAL INFORMATION
The Corporation has filed with the SEC a registration statement on Form F-10 of which this Prospectus forms a part. This Prospectus does not contain all the information set out in the registration statement. For further information about the Corporation and the Securities, please refer to the registration statement, including the exhibits to the registration statement.
The Corporation is currently subject to the information requirements under Canadian securities laws and, upon the effectiveness of the registration statement, the Corporation will become subject to certain information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) Consequently, Sierra files reports and other information with the securities regulatory authorities of certain of the provinces of Canada and will file reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, the Corporation may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As an FPI, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal shareholders of Sierra are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.
The reports and other information to be filed by the Corporation with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Corporation files electronically with it, including the registration statement that Sierra has filed with respect hereto.
Copies of reports, statements and other information that the Corporation files with the applicable Canadian provincial securities regulatory authorities are available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) www.sedar.com.
ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation exists under the federal laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, certain of the directors and officers of the Corporation are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.
As a result, you may have difficulty serving legal process within your jurisdiction upon the Corporation or certain of its directors or officers, as applicable, or enforcing judgments obtained in courts in your jurisdiction against any of them or the assets of any of them located outside your jurisdiction, or enforcing against them in the appropriate Canadian court judgments obtained in courts of your jurisdiction, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Corporation or any of its directors or officers, as applicable, based upon the United States federal securities laws.
In the United States, the Corporation filed with the SEC, concurrently with Sierra’s registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under such Form F-X, the Corporation appointed Cogency Global Inc. as its agent.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with or delivered to securities commissions or similar authorities in the provinces of British Columbia, Alberta and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sierra at 79 Wellington Street West, Suite 2100, Toronto, Ontario M5K 1H1 and are also available electronically on SEDAR at www.sedar.com.
As at the date hereof, the following documents of Sierra, filed with or delivered to the securities commissions or similar authorities in each of the provinces of British Columbia, Alberta and Ontario, are specifically incorporated by reference into and form an integral part of this Prospectus:
(a)
the amended and restated annual information form of Sierra dated June 29, 2017 in respect of its fiscal year ended December 31, 2016 (the “AIF”);

(b)
the audited consolidated financial statements of Sierra for its fiscal years ended December 31, 2016 and December 31, 2015, together with the notes thereto and the report of the auditors thereon (the “Annual Financial Statements”);

(c)
the management’s discussion and analysis of Sierra for its fiscal year ended December 31, 2016;

(d)
the unaudited condensed interim consolidated financial statements of Sierra for the three month period ended March 31, 2017 (the “Interim Financial Statements”);

(e)
the management’s discussion and analysis of Sierra for the three month period ended March 31, 2017;

(f)
the management information circular of Sierra dated May 15, 2017 prepared in connection with the Corporation’s annual meeting of shareholders to be held on June 14, 2017;

(g)
the amended and restated management information circular of Sierra dated August 26, 2016 prepared in connection with the Corporation’s special meeting of shareholders held on September 27, 2016; and

(h)
the management information circular of Sierra dated January 12, 2017 prepared in connection with the Corporation’s special meeting of shareholders held on February 16, 2017.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), and all other documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in this Prospectus, filed by Sierra with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of any offering of Securities hereunder shall be deemed to be incorporated by reference into this Prospectus. Upon a new annual information form and the related annual financial statements being filed by Sierra with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, including all amendments thereto, the previous annual financial statements and all interim unaudited financial statements (including any management’s discussion and analysis related thereto), material change reports and information circulars filed prior to the commencement of the fiscal year in which the new annual information is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
Any similar document filed by the Corporation with, or furnished by the Corporation to, the SEC pursuant to Section 13(a), or 15(d) of the U.S. Exchange Act, after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and filed as exhibits to the registration statement of which this Prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent provided in such report).
Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus.
A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the Securities offered hereunder and thereunder.
Any “template version” of  “marketing materials” (as such terms are defined in National Instrument 41-101 — General Prospectus Requirements of the Canadian Securities Administrators) pertaining to a distribution of Securities, and filed by Sierra after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.
ABOUT SIERRA
The following is a summary of information pertaining to Sierra and does not contain all the information about Sierra that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the AIF, financial statements and related notes, that are incorporated by reference into and are considered to be a part of this Prospectus.

General
The Corporation was incorporated under the Canada Business Corporations Act (the “CBCA”) on April 11, 1996 under the corporate name “Line Islands Exploration Inc.” The articles of the Corporation were amended by a certificate of amendment dated December 9, 1999 changing the corporate name to “Dia Bras Exploration Inc.” The Corporation changed its name to “Sierra Metals Inc.” by a certificate of amendment dated December 5, 2012. On June 19, 2014, the Corporation’s articles were further amended to provide that meetings of shareholders may be held in (i) Canada, (ii) the United States of America or (iii) any city, municipality or other country in which the Corporation is doing business.
The outstanding Common Shares are listed and posted for trading on each of the TSX and the BVL under the symbol “SMT”.
Sierra’s head and registered office is located at 79 Wellington Street West, Suite 2100, Toronto, Ontario M5K 1H1. The head office of the Corporation’s Mexican subsidiaries is located at Fernando de Borja No. 100, Col. San Felipe, Chihuahua, C.P. 31203, Mexico. The head office of the Corporation’s Peruvian subsidiaries is located at Av. Pedro de Osma, 450 Barranco, Lima, Perú.
Corporate Structure
The Corporation carries on a significant portion of its business through a number of direct and indirect subsidiaries, as follows:

Summary Description of Business
Sierra is a mining company focused on the production, exploration and development of precious and base metals in Perú and Mexico. The Corporation’s strategic focus is to continue being a profitable, low-cost, mid-tier precious and base metals producer. The Corporation plans to continue growing its production base through exploration investments within its properties.
The Corporation has mining properties at several stages of development and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (Perú) includes the Yauricocha mine (the “Yauricocha Mine”), its near-mine concessions, and the Peruvian exploration and early stage properties currently held through Plexmar Resources Inc. (“Plexmar”) (see “Recent Developments”). The Mexican Operation (Mexico) includes the Bolivar mine (the “Bolivar Mine”) and the Cusi mine (the “Cusi Mine” and together with the Yauricocha Mine and the Bolivar Mine, the “Material Properties”) both located in the Chihuahua State, Mexico, its near-mine concessions and the Mexican exploration and early stage properties.
For a further description of the business of the Corporation, see the sections entitled “General Development of the Business” and “Description of the Business” in the AIF.
Recent Developments
Spin-off of Cautivo Mining Inc.
On January 13, 2017, the Corporation announced that its wholly-owned subsidiary, Cautivo Mining Inc. (“Cautivo”), had filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada, other than Québec, for the purpose of qualifying the distribution by the Corporation to holders of its Common Shares of all of the issued and outstanding common shares (“Cautivo Shares”) in the capital of Cautivo (the “Distribution”) as a return of capital and in order for Cautivo to effect a rights offering under which recipients of Cautivo Shares under the Distribution will be entitled to purchase additional Cautivo Shares. On April 13, 2017, Cautivo filed an amended and restated preliminary prospectus dated April 13, 2017 in connection with the Distribution (the “Preliminary Prospectus”).
Cautivo was incorporated by the Corporation on December 6, 2016 for the purpose of completing the Distribution. On November 14, 2012, the Corporation acquired all of the outstanding shares of Plexmar pursuant to a plan of arrangement. The Corporation has made loans to Plexmar and its subsidiary in the aggregate amount of approximately US$4.8 million (the “Loans”). Immediately prior to the completion of the Distribution, the Corporation intends to transfer to Cautivo all of the outstanding shares of Plexmar and the Loans in exchange for Cautivo Shares which will then be distributed to the holders of Common Shares. There can be no assurance that the Distribution will be completed on the terms set out in the Preliminary Prospectus or at all.
On February 16, 2017, the Corporation’s shareholders approved a reduction in the stated capital of the Common Shares to enable the Corporation to effect the Distribution as a tax-free return of capital.
Management Changes
On March 29, 2017, the Corporation announced that Mark Brennan tendered his resignation as President and Chief Executive Officer of the Corporation. Mr. Brennan also resigned as director of the Corporation.
On April 6, 2017, the Corporation announced the appointment of Igor Gonzales as President and Chief Executive Officer, effective May 1, 2017.
NYSE MKT Listing
On June 21, 2017, the Corporation applied to list the Common Shares on the NYSE MKT. Listing on the NYSE MKT will be subject to the Corporation fulfilling all the listing requirements of such exchange.
CONSOLIDATED CAPITALIZATION
There has been no material change in the capitalization of Sierra since March 31, 2017, the date of the Interim Financial Statements, being the most recently filed financial statements of the Corporation.

DESCRIPTION OF SECURITIES
The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.
Description of Common Shares
The following is a brief summary of the material attributes of the Common Shares. This summary does not purport to be complete. For full particulars and additional details on the Common Shares, reference should be made to Sierra’s articles, a copy of which is available electronically on SEDAR at www.sedar.com.
The authorized capital of Sierra consists of an unlimited number of Common Shares without par value. The holders of Common Shares are entitled to one vote per share at all meetings of shareholders of Sierra. Holders of Common Shares are entitled to dividends, if and when declared by the Board, and to the distribution of the residual assets of Sierra in the event of the liquidation, dissolution or winding-up of Sierra. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.
Description of Warrants
The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.
Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between Sierra and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of Sierra and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants that may be offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.
A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by Sierra with the relevant securities regulatory authorities in Canada after it has been entered into by Sierra.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):
•
the designation of the Warrants;

•
the aggregate number of Warrants offered and the offering price;

•
the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•
the exercise price of the Warrants;

•
the dates or periods during which the Warrants are exercisable;

•
the designation and terms of any securities with which the Warrants are issued;

•
if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•
any minimum or maximum amount of Warrants that may be exercised at any one time;

•
whether such Warrants will be listed on any securities exchange;

•
any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•
certain material United States and Canadian tax consequences of owning the Warrants; and

•
any other material terms and conditions of the Warrants.

Description of Units
The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement.
Sierra may issue Units comprised of one or more of the other Securities described herein in any combination.
Each Unit may be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit may have the rights and obligations of a holder of each included Security. Any Unit agreement under which a Unit may be issued may provide that the Securities included in the Unit may not be held or transferred separately at any time or at any time before a specified date.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):
•
the designation, number and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•
any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•
certain material United States and Canadian tax consequences of owning the Securities comprising the Units; and

•
any other material terms and conditions of the Units.

The preceding description and any description of Units in an applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.
Description of Subscription Receipts
The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.
Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under a subscription receipt agreement.

The applicable Prospectus Supplement will include details of any subscription receipt agreement covering the Subscription Receipts being offered. A copy of any subscription receipt agreement relating to an offering of Subscription Receipts will be filed by Sierra with the relevant securities regulatory authorities in Canada after Sierra has entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description may include, without limitation, the following (where applicable):
•
the number of Subscription Receipts;

•
the price at which the Subscription Receipts will be offered;

•
the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

•
the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

•
the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•
terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•
certain material United States and Canadian tax consequences of owning the Subscription Receipts; and

•
any other material terms and conditions of the Subscription Receipts.

PRIOR SALES
Information in respect of the Common Shares that were issued within the previous 12 month period, Common Shares that were issued upon the exercise of options or upon the vesting of restricted share units, and in respect of the grant of options or restricted share units to acquire Common Shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
MARKET FOR SECURITIES
The outstanding Common Shares are listed and posted for trading in Canada on the TSX and in Perú on the BVL in each case under the symbol “SMT”. Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement.

DIVIDENDS
Sierra has not paid any dividends on its Common Shares since the beginning of its most recently completed financial year. While Sierra is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the CBCA, Sierra does not intend to pay dividends on any of its Common Shares in the foreseeable future.
USE OF PROCEEDS
Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, the Corporation intends to use the net proceeds from the sale of Securities for general working capital purposes, and for one or more other general corporate purposes including to complete corporate acquisitions, to, directly or indirectly, finance future growth opportunities and to repay existing or future indebtedness. More detailed information regarding the use of proceeds, and the amount of net proceeds to be used for any such purposes will be set forth in any applicable Prospectus Supplement. The Corporation may invest net proceeds which it does not immediately use. Such investments may include short-term marketable investment grade securities.
PLAN OF DISTRIBUTION
Sierra may, from time to time, during the 25-month period that this Prospectus, including any amendments and supplements thereto, remains valid, offer for sale and issue Securities up to an aggregate of C$75,000,000.
Sierra may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by Sierra from time to time. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to Sierra from the sale of the Securities.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to Sierra.
Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with Sierra to indemnification by Sierra against certain liabilities, including liabilities under Canadian and United States securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, Sierra in the ordinary course of business.
In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an “at the market distribution”, as defined in NI 44-102, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer will over allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. In the event that the Corporation determines to pursue an “at-the-market” offering in Canada, the Corporation shall apply for the applicable exemptive relief from the Canadian securities commissions and will not undertake such an “at-the-market” offering in Canada unless and until such relief is obtained.
Unless otherwise specified in the applicable Prospectus Supplement, Sierra does not intend to list any of the Securities other than the Common Shares on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Units and Warrants may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Subscription Receipts, Units and Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange. See “Risk Factors”.
MATERIAL TAX CONSIDERATIONS
Owning any of the Corporation’s securities may subject you to tax consequences both in the United States and Canada.
Although the applicable Prospectus Supplement may describe certain Canadian and United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered under this Prospectus by an initial investor, the Prospectus Supplement may not describe these tax consequences fully. You should consult your own tax adviser with respect to your particular circumstances.
RISK FACTORS
Before deciding to invest in any Securities, prospective purchasers of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting Sierra and its business is provided in the documents incorporated by reference in this Prospectus, including the AIF under the heading “Risk Factors”. See “Documents Incorporated by Reference” and “Additional Information”.
No Assurance of Active or Liquid Market
No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such Securities trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates, the markets for similar securities, general economic conditions and Sierra’s financial condition, historic financial performance and future prospects.
There is currently no market through which the Securities (other than the Common Shares) may be sold and purchasers may not be able to resell such securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation.
Public Markets and Share Prices
The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, the BVL or any other stock exchange could be subject to significant fluctuations in response to variations in Sierra’s operating results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, the BVL or any other stock exchange regardless of the operating performance of Sierra. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the operating performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, the BVL or any other stock exchange. There can be no assurance of the price at which the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, the BVL or any other stock exchange will trade.
Additional Issuances and Dilution
The Corporation may issue and sell additional of its securities to finance its operations. Sierra cannot predict the size or type of future issuances of securities of Sierra or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of Sierra issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of Sierra, or the perception that such sales could occur, may adversely affect prevailing market prices for securities of Sierra issued and outstanding from time to time. With any additional sale or issuance of securities of Sierra, holders will suffer dilution with respect to voting power and may experience dilution in Sierra’s earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of Sierra’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.
Sierra has Broad Discretion in the Use of the Net Proceeds from an Offering
Management of Sierra will have broad discretion with respect to the application of net proceeds received by Sierra from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve Sierra’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on Sierra’s business or cause the price of the securities of Sierra issued and outstanding from time to time to decline.
As an FPI, Sierra is Subject to Different United States Securities Laws and Rules Than a Domestic United States Issuer
The Corporation is an FPI. As a result, although upon effectiveness of the registration statement, Sierra will become subject to the informational requirements of the U.S. Exchange Act, as an FPI, Sierra will be exempt from certain informational requirements of the U.S. Exchange Act to which domestic issuers in the United States are subject, including an annual report on Form 10-K, quarterly report on Form 10-Q, current reports on Form 8-K upon the occurrence of certain material events and the proxy rules under Section 14 of the U.S. Exchange Act. In addition, as an FPI, the Corporation is exempt from the proxy solicitation rules under the U.S. Exchange Act. Furthermore, the insider reporting and short-profit provisions under Section 16 of the U.S. Exchange Act will not be applicable to Sierra; therefore, its shareholders may not know on as timely a basis when the Corporation’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.
The Corporation May Lose its FPI Status in the Future
Because a majority of the Common Shares are directly or indirectly owned by residents of the United States, in order for the Corporation to maintain its current status as an FPI, it must satisfy all of the additional requirements necessary to preserve this status, which are that a majority of its executive officers or directors may not be United States citizens or residents; more than 50% of the Corporation’s assets may not be located in the United States and the Corporation’s business may not be administered principally in the United States. The Corporation may in the future lose its FPI status if a majority of the Common Shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of FPI status. If the Corporation is not an FPI, it would not be eligible to use certain foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to an FPI. In addition, the Corporation may lose the ability to rely upon exemptions from certain corporate governance requirements that are available to FPIs. Further, if the Corporation engages in capital raising activities after losing its FPI status, there is a higher likelihood that investors may require it to file resale registration statements with the SEC as a condition to any such financing.

PFIC Status
Based upon the nature of the Corporation’s current business activities, the Corporation does not believe it was a “passive foreign investment company” (“PFIC”) for U.S. income tax purposes for its 2016 fiscal year, and does not expect to be a PFIC in its current taxation year. However, the tests for determining PFIC status are based upon the composition of the income and assets of the Corporation and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that the Corporation will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). It is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. If the Corporation were to be treated as a PFIC for any taxation year, such characterization could result in adverse U.S. income tax consequences to certain investors in the Corporation in the United States.
The Common Shares Have no Prior Trading History in the United States, and an Active Market may not Develop
The Common Shares are currently listed in Canada on the TSX and in Perú on the BVL, but are not currently listed on any United States stock exchange, so there has been a limited public market in the United States for the Common Shares. As liquidity and trading patterns of securities listed on the TSX may be substantially different from those of securities listed on a stock exchange in the United States, historical trading prices may not be indicative of the prices at which the Common Shares may trade in the future if and when they are listed on a stock exchange in the United States. There is no guarantee that the Common Shares will be listed on a stock exchange in the United States or, if such a listing is obtained, that an active trading market for the Common Shares will develop or be sustained in the United States following the listing. If an active market for the Common Shares does not develop, it may be difficult for United States shareholders to sell their Common Shares without depressing the market price for such shares, or at all.
Difficulty in Enforcement of Legal Rights
The majority of the Corporation’s material subsidiaries are organized under the laws of Peru or Mexico. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Corporation, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Corporation under Canadian securities laws or otherwise.
Certain of the Corporation’s directors, management and personnel reside outside of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Corporation’s directors and officers who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of the Corporation’s directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in a foreign jurisdiction such as the United States, Peru or Mexico. Courts in these jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Montreal, Québec.

LEGAL MATTERS
Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities will be passed upon on behalf of Sierra by Baker & McKenzie LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.
SCIENTIFIC AND TECHNICAL INFORMATION
Unless otherwise indicated, the scientific and technical information contained or incorporated into this Prospectus has been derived from or is based on the following documents: (i) the report entitled “NI 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru” dated September 9, 2016 (the “Yauricocha Technical Report”) prepared by Qualified Persons, Matthew Hastings (MSc Geology, MAusIMM), Jon Larson (BS Mining Engineering, MBA, MAusIMM, MMSAQP), Jeff Osborn (BEng Mining, MMSAQP), Fernando Rodrigues (BS Mining, MBA, MAusIMM, MMSAQP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM) and John Tinucci (PhD, PE) of SRK Consulting (U.S.) Inc. (“SRK”); (ii) the report entitled “NI 43-101 Technical Report on Resources and Reserves, Bolivar Mine, Mexico” dated April 6, 2017 (the “Bolivar Technical Report”) prepared by Qualified Persons, Matthew Hastings (MSc Geology, MAusIMM), Jon Larson (BS Mining Engineering, MBA, MAusIMM, MMSAQP), Jeff Osborn (BEng Mining, MMSAQP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM), John Tinucci (PhD, PE) and Mark Willow (MSc, CEM, SME-RM) of SRK; and (iii) the report entitled “Amended NI 43-101 Technical Report on Resources, Cusi Mine, Mexico” dated June 29, 2017 (the “Cusi Technical Report” and together with the Yauricocha Technical Report and the Bolivar Technical Report, the “Technical Reports”) prepared by Qualified Persons, Matthew Hastings (MSc Geology, MAusIMM (CP)), Fernando Rodrigues (BS Mining, MBA, MMSAQP), Daniel H. Sepulveda (B.Sc. Metallurgist, SME-RM), and Mark Willow (MSc, CEM, SME-RM) of SRK. The authors of the Technical Reports are each “qualified persons” for the purposes of NI 43-101. Readers should consult the Technical Reports to obtain further particulars regarding the Material Properties. Each of the Technical Reports is incorporated by reference into the AIF and is available electronically on SEDAR at www.sedar.com.
INTERESTS OF EXPERTS
The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.
Neither Matthew Hastings, Jon Larson, Jeff Osborn, Fernando Rodrigues, Daniel H. Sepulveda, John Tinucci nor Mark Willow, each being persons who have authorized or contributed to the preparation of the Technical Reports, received or has received a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation. As of the date hereof, to the knowledge of Sierra, the aforementioned persons, beneficially own, directly or indirectly, individually, less than 1% of the securities of the Corporation. None of such aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.
Gordon Babcock P. Eng., the Chief Operating Officer of the Corporation, is named in the AIF as having prepared the Yauricocha Mine consolidated mineral reserve estimate as of December 31, 2016 under the heading “Material Mineral Properties — Yauricocha Mine, Peru” in the AIF. As of the date hereof, Gordon Babcock holds 31,147 Common Shares and 265,221 restricted share units of the Corporation.
The Annual Financial Statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants and Licensed Public Accountants, as set forth in their report, which report expresses an unqualified opinion on such financial statements. The Audited Financial Statements have been incorporated by reference into this Prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. PricewaterhouseCoopers LLP is independent of Sierra within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES
Philip Renaud, J. Alberto Arias, Igor Gonzales and Dionisio Romero Paoletti are directors of the Corporation who reside outside of Canada. In addition, Gordon Babcock, Chief Operating Officer of the Corporation, who prepared the Yauricocha consolidated mineral reserve estimate as of December 31, 2016 contained in the AIF, resides outside of Canada. Each of the foregoing persons (other than Alberto Arias) has appointed the Corporation, 79 Wellington Street West, Suite 2100, Toronto, Ontario M5K 1H1 as his agent for service of process. Alberto Arias has appointed Stikeman Elliott LP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9, Canada, as his agent for service of process. In addition, Matthew Hastings, Jeff Osborn, Fernando Rodrigues, John Tinucci, Mark Willow and Jon Larson, each of whom is a named expert, resides outside of Canada and each has appointed SRK Consulting (Canada) Inc., 22nd Floor, 1066 West Hastings Street, Vancouver, BC, V6E 3X2, Canada as his agent for service of process.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed or will be filed with the SEC as part of the registration statement to which this Prospectus forms a part: (i) the documents listed under “Documents Incorporated by Reference”; (ii) the consent of the Corporation’s auditors, PricewaterhouseCoopers LLP; (iii) the consent of Baker McKenzie LLP, counsel to the Corporation; (iv) the consents of Matthew Hastings, Jon Larson, Jeff Osborn, Fernando Rodrigues, Daniel H. Sepulveda, John Tinucci and Mark Willow, being the authors of the Technical Reports; (v) the consent of Gordon Babcock, having prepared the Yauricocha consolidated mineral reserve estimate as of December 31, 2016 contained in the AIF; and (vi) powers of attorney from the Corporation’s directors and officers included on the signature pages of the registration statement.
PURCHASERS’ STATUTORY RIGHTS
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.
Original purchasers of Securities which are convertible or exchangeable into other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion or exchange of such convertible or exchangeable Securities. The contractual right of rescission will entitle such original purchasers to receive upon surrender of the underlying securities issued upon conversion, exchange or exercise of such Securities, the amount paid for the Securities (and any additional amount paid upon conversion, exchange or exercise), in the event that this Prospectus, the relevant Prospectus Supplement or an amendment contains a misrepresentation, provided that: (i) the conversion or exchange takes place within 180 days of the date of the purchase of the Securities which are convertible or exchangeable under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the Securities which are convertible or exchangeable under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.
In an offering of Securities that are convertible, exchangeable or exercisable into other securities of Sierra, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which such

Securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF THE CORPORATION
Dated: June 29, 2017
This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.
(Signed) Igor Gonzales Chief Executive Officer	(Signed) Ed Guimaraes Chief Financial Officer
On Behalf of the Board of Directors
(Signed) Alberto Arias Director	(Signed) Douglas Cater Director
C-1

Sierra Metals Inc.
Up to US$55 million
Common Shares

PROSPECTUS SUPPLEMENT

October 10, 2017